







Invest in Avinu Media

We equip the global church with new digital tools to engage with its followers

AVINUMEDIA.COM LAUDERDALE-BY-THE-SEA FL

Software | Technology | Social Impact | Lifestyle | Saas

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Why you may want to invest in us...

1. Ready to launch Crossflix Plus, a Christian video-on-demand channel with 1,700 hours of content
2. Partnered with mega-churches (10,000+ members) and leading pastors
3. Team has 33+ years experience in interactive content and in the film industry.
4. $1.2T faith market. 280,000+ churches in the U.S. on the brink of a digital revolution, accelerated by COVID-19.
5. We aim to equip churches with modern digital services to help them reach new generations worldwide

Why investors ❤ us

WE'VE RAISED $50,000 SINCE OUR FOUNDING

I believe Avinu Media to be a great company and a great investment opportunity. The founders and owners are deeply invested in a great product and user experience. Most of all, I'm thankful for the opportunity to invest in a company based on biblical principles. Avinu Media will be a great multimedia company that can help individuals on a micro level and churches or congregations on a macro level. I'm thankful that God sent his son Jesus Christ to die for me and the founders believe as I do. I pray that the Lord would bless this business.

Jared Whipkey Jared Whipkey

LEAD INVESTOR | INVESTING $50,000 THIS ROUND & $50,000 PREVIOUSLY

Our team

Alan Mehrez
Co-founder and President
Formerly headed Film Production and Sales and Acquisitions for F.M. Entertainment.























Gil Ilutowich
Co-founder and CEO
For over 30 years Gil supervised and managed the sales and marketing that generated more than 50 million dollars in sales into educational markets.

Aileen Rodriguez Mehrez
Executive Vice President
Many years' experience in TV and studio film productions, distribution and sales.

SEE MORE

Downloads

AvinuMedia Investor Presentation December 02020 WeFunder.pdf

The Avinu Story

It started with an Epiphany.

We were having a discussion with leaders in the Christian community in the National Religious Broadcast annual event this year when it dawned on us that many, if not most, Christian churches and pastors are not using the most current common methods to communicate with their congregants: people today use social media, interactive experiences, video conferencing, and webinars to communicate with each other. Churches are still relying on old methods to spread the gospel.

Especially now, in times of COVID-19, when many churches are closed, it's time to make a change. Many pastors and churches now realize that they need to embrace digital tools and platforms to be able to engage their members and especially the younger generations. If the church wants to stay relevant as a spiritual and educational institute, even after the days of COVID, it must provide its followers with digital educational content, online live Bible classes, live services through the internet family-safe entertainment.

There are 2.2 billion Christians in the world, of the 247 million in the US. The faith market is worth $1.2 trillion annually. We believe that Avinu Media is at the right time, and with the right experience and existing assets and to disrupt this market all over the world.

Significant Church Market in the USA
380 thousand churches, most of them have 100 to 200 members. [1]
1,500 mega churches with 2000 members of more. [2]
150 TV ministries with millions of viewers. [3]
Religious organizations business size in the USA is $131 Billion. [4]
AvinuMedia

We are the co-founders of Avinu Media: Alan and Aileen Mehrez from Ft. Lauderdale, FL, and Gil Ilutowich, Ilan Goldberg and Shai Newman from Tel-Aviv, Israel. Christians and Jews working together to bring digital technology, educational tools, and faith-based content to the church world.

CEO
COO
CTO
President
Executive Vice President

Gil Ilutowich   Ilan Goldberg   Shai Newman   Alan Mehrez Aileen Rodriguez Mehrez

Alan and Aileen Mehrez are the founders of Crossflix, one of the leading Christian media streaming platforms that is becoming part of Avinu Media. Alan is a veteran producer and film-maker and brings his relationships with hundreds of producers that license their content.

Gil Ilutowich, Ilan Goldberg, and Shai Newman are the founders of Compedia Ltd., one of the most successful educational companies in the world, applying advanced technologies of AR and VR. Compedia content is sold in more than 50 countries and in more than 40 languages. For the last ten years, Compedia has been working with major Christian publishers to create faith-based interactive content, including the Museum of the Bible in Washington DC and many others.

We join forces to create Avinu Media, a cloud-based platform for the Christian world that combines interactive and streaming media to create a winning solution.



Avinu Media already two unique assets: Crossflix's amazing library of 1,700 hours of cutting-edge interactive content for all ages and a library of thousands of family-safe films and shows. Thousands of users are currently using the Video on Demand through Crossflix.

We are seeking investment to combine Crossflix's content and video assets with Compedia's educational platform to create "Crossflix Plus" and help us market and distribute it worldwide.

Crossflix Plus aims to become a virtual church that provides all of the congregants' needs.

- Interactive, engaging educational biblical content for all ages

- Thousand of streaming films and shows

- Virtual classroom for conducting Sunday classes or learning groups

- Social media feed - private and un-filtered, for the use of the congregation

CROSSFLIX PLUS - THE VIRTUAL CHURCH

VIRTUAL CHURCH STREAM™	VIRTUAL CHURCH CLASSROOM™	VIRTUAL CHURCH FEED™
Live Service Broadcast	Virtual Sunday School Classroom	Private Social Network
VIRTUAL CHURCH VOD™	**VIRTUAL CHURCH INTERACTIVE™**	**VIRTUAL CHURCH DONATE™**
Faith & Family Streaming Video on Demand	Interactive Digital Biblical Learning Content	One-click Fundraising

Our main market is the global church market, in a B2B model, and through the church, we would later aim to reach consumers directly (B2C). We are already speaking with leading pastors, mega-churches, and faith organizations all over the world who are eagerly waiting to use our product once it's ready.


Avinu Media Investor Clip
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We need the first funds to move all the assets to Compedia's platform that will become the base for our joint product, **Crossflix Plus**, combining the educational and entertainment components into one holistic experience, run by Avinu Media. Once we secure funding, we are well on our way to our first pilots with Churches of all sizes - from small community churches to mega-churches and entire denominations.

Join us on our journey!

Investor Q&A

− COLLAPSE ALL

What does your company do?

Provides subscription based service (SaaS) to churches, synagogues and faith based institutions that allow them to provide a host of virtual services to congregants including broadcasting, lessons, multimedia content, fundraising, on-line store and chat groups, all under the roof of the church.

Where will your company be in 5 years?

Avinu Media strives to become the "Christian Netflix" and more, and provide churches and Christian with faith and family education and entertainment. In five years the company expects to penetrate to most of the world's continents and to provide its products to thousands of churches and millions of end-users. The company hopes to be profitable within 3-4 years and plans to be public within 5 years. These are projections and cannot be guaranteed.

Why did you choose this idea?

The market is becoming more virtual in general. The corona pandemic has accelerated the process, but this was the direction. Churches and faith-based institutions need to keep up with and utilize the most advanced technologies in order to keep up, and to communicate to congregants in a manner that they are used to.

How far along are you? What's your biggest obstacle?

The company is very close to a minimum viable product (MVP) and some of the funding will be used to accelerate the completion of the product, but the bulk of the money will go toward marketing. Getting the word out to the churches and getting early adopters in the next few months is the main goal. We will do so in the following ways: we will invest in social media and online marketing, we will conduct grass-roots marketing hiring a sales team to speak and visit churches in North America, we already have a distribution group ready to roll in South Africa, we have relationships with one of the biggest publishers in the Christian world, one of the biggest Christian magazines, large North American Christian denominations and more

Who competes with you? What do you understand that they don't?

The competition is generally on one, or a few of the 6-7 things that we do. For example, there are numerous ministries that broadcast on television, but they don't provide the other aspects of a virtual church, such as online content, or chat groups. Pureflix provides titles, but not as many as Crossflix, and they don't provide the other services that our

platform provides. Right Now Media provides short talking heads videos, but no Bible content and none of the other services provided by Avinu Media.

How will you make money? ⌄

The service will be sold to churches as a platform and a monthly or yearly subscription. We also plan to have a virtual store, where churches can sell their own gifts and offer gifts and religious articles from Israel directly from Avinu Media. We may enter revenue sharing with the churches regarding congregants who purchase from Avinu Media's store.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

The risks are that churches and religious institutions are often slow in adopting technologies. Potential competitors also pose as a threat. Churches may use different free tools that are not under one umbrella, but that they percieve as cheaper or just as good as Avinu Media's platform.

